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EXHIBIT 1.A.(5)(d)

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PROTECTIVE LIFE INSURANCE COMPANY / P. O. BOX 2606 / BIRMINGHAM, ALABAMA 35202

LAPSE PROTECTION RIDER

The Company has issued this rider as a part of the policy to which it is attached ("the Policy"). It is issued in return for the application and the payment of the Rider Charge for this rider. All terms of the Policy apply to this rider except those that disagree with this rider.

This rider protects the Policy from Lapse at the end of the Grace Period, subject to the terms and conditions of this rider. The Company discusses this protection and the terms and conditions that apply to it in the provisions that follow.

Lapse Protection. While this rider is in force, the Policy will not Lapse at the end of the Grace Period. Such Grace Period is described under the "Premiums" section of the Policy. This lapse protection will also apply to any rider on the Policy which is in force as of the last day of the Grace Period, unless the rider states that such protection will not apply.

Rider Effective Date. This rider shall be effective on the Policy Effective Date.

Rider Charge. The charge for this rider is shown on the Policy Specifications Page.

Termination. This rider shall terminate on the earlier of:

  1.
  the date the Insured dies;

  2.
  the effective date of a surrender of the Policy;

  3.
  the effective date of any increase in Face Amount under the Policy;

  4.
  the date a policy loan is taken under the Policy; or

  5.
  the date the Company receives a written request to terminate this rider.

Reinstatement. This rider cannot be reinstated.

Signed for the Company as of the Rider Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY
[LOGO] Deborah J. Long Secretary

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LAPSE PROTECTION RIDER